Exhibit 4.1

DESCRIPTION OF SECURITIES

pursuant to section 12 of the securities exchange act of 11934

The following description is intended as a summary of our third amended and restated certificate of incorporation (which we refer to as our “charter”) and our bylaws, and to the applicable provisions of the Delaware General Corporation Law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our charter and bylaws.

Our current certificate of incorporation authorizes us to issue:

●	100,000,000 shares of common stock, par value $0.0001 per share; and
●	20,000,000 shares of Preferred Stock, par value $0.000001 per share, of which 18,000,000 shares have been designated as Series B preferred stock and the remainder of which have not been designated.

As of March 31, 2023, there were 4,321,445 shares of common stock outstanding and 0 shares of Series B Preferred Stock outstanding.

Common Stock

Voting. The holders of our common stock are entitled to one vote for each share held of record on all matters on which the holders are entitled to vote (or consent pursuant to written consent).

Dividends. The holders of our common stock are entitled to receive, ratably, dividends only if, when and as declared by our board of directors out of funds legally available therefor and after provision is made for each class of capital stock having preference over the common stock.

Liquidation Rights. In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share, ratably, in all assets remaining available for distribution after payment of all liabilities and after provision is made for each class of capital stock having preference over the common stock.

Conversion Rights. The holders of our common stock have no conversion rights.

Preemptive and Similar Rights. The holders of our common stock have no preemptive or similar rights.

Redemption/Put Rights. There are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of our common stock are fully-paid and non-assessable.

Preferred Stock

We are authorized to issue up to 20,000,000 shares of “blank check” preferred, which may be issued from time to time in one or more series upon authorization by our board of directors. Our board of directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in control of our company, all without further action by our stockholders. Our board of directors has designated 18,000,000 of our preferred stock as Series B Preferred Stock.

Series B Preferred Stock

Voting. The holders of our Series B Preferred Stock are entitled to vote together with our common stock as a single class, on all matters on which the holders of the common stock are entitled to vote (or consent pursuant to written consent) Each share of Series B Preferred Stock will have a number of votes equal to one share of common stock.

Dividends. The holders of Series B Preferred Stock are entitled to share, ratably and on an as-converted basis, in all dividends declared by our board of directors and paid to the holders of our common stock.

Liquidation. In the event of any liquidation, dissolution or winding up of our company, the assets available for distribution to our stockholders will be distributed among the holders of our Series B Preferred Stock and the holders of our common stock, pro rata, on an as-converted-to-common stock basis.

Conversion Rights. Under the terms of the Series B Preferred Stock, each share of Series Preferred B Stock was to convert into one share of our common stock upon the Reverse Split unless (i) to the extent (but only to the extent) such conversion for a Series B Preferred Stock holder would violate the Springing Blocker and (ii) such holder has notified the Company in writing that it wants the Springing Blocker to apply to such holder. We had only one holder of our Series B Preferred Stock that notified the Company that it wanted the Springing Blocker to apply. Any Series B Preferred Stock not converted as a result of this provision would automatically convert into common stock as soon as such conversion would not violate the Springing Blocker. Our Series B Preferred Stock will cease to be designated as a separate series of our preferred stock when all of such shares have converted into shares of our common stock.

Preemptive and Similar Rights. The holders of our Series B Preferred Stock have no preemptive or similar rights.

Redemption/Put Rights. There are no redemption or sinking fund provisions applicable to our Series B Preferred Stock. All of the outstanding shares of our Series B Preferred Stock are fully-paid and non-assessable.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for our common stock.

Dividends

We have never paid or declared any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

Anti-Takeover Effect of Delaware Law, Certain Charter and Bylaw Provisions

In addition to the provisions included in our Amended and Restated Certificate and Bylaws, we are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in the following prescribed manner:

●	prior to the time of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

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●	on or subsequent to the time of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, for purposes of Section 203, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation’s outstanding voting securities.

Public Warrants

General. Each warrant is exercisable to purchase one share of common stock at an exercise price of $9.92 per share. This exercise price will be adjusted if specific events, summarized below, occur. A holder of warrants will not be deemed a holder of the underlying stock for any purpose until the warrant is exercised.

Form and Exchange Listing. The warrants are listed on The NASDAQ Capital Market under the symbol “PTIXW”.

Warrant Agent. The warrants were issued in registered form under a warrant agency agreement between American Stock Transfer & Trust Company, LLC, as warrant agent, and us.

Exercisability. The warrants are exercisable at any time after their original issuance and at any time up to the date that is five years after their original issuance. The warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the shares of Common Stock underlying the warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of shares of Common Stock purchased upon such exercise. If a registration statement registering the issuance of the shares of Common Stock underlying the warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Common Stock determined according to the formula set forth in the warrant. No fractional shares of Common Stock will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

Exercise Price. The exercise price per share of common stock purchasable upon exercise of the warrants is $4.98 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability. Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent.

Redemption. Beginning July 25, 2021, the warrants became redeemable at our option, in whole or in part, at a redemption price equal to $0.10 per warrant upon 30 days’ prior notice (which may be made via publication of a press release), at any time after the date on which the closing price of our common stock has equaled or exceeded $29.04 for at least five consecutive trading days, provided we have a current and effective registration statement available covering the exercise of the warrants. Notice of redemption may be made via publication of a press release or any other lawful means. If notice of redemption is made via publication of a press release, no other form of notice or publication will be required. If we call the warrants for redemption, the holders of the warrants will then have to decide whether to sell warrants, exercise them before the close of business on the business day preceding the specified redemption date or hold them for redemption.

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Adjustments in Certain Events. We will make adjustments to the terms of the warrants if certain events occur as described below. If prior to the exercise of any warrants, we effect one or more stock splits, stock dividends or other increases or reductions of the number of shares of our common stock outstanding without receiving compensation therefor in money, services or property, the number of shares of common stock subject to the warrants shall (i) if a net increase shall have been effected in the number of outstanding shares of common stock, be proportionately increased, and the exercise price payable per share of common stock subject to the warrant shall be proportionately reduced, and, (ii) if a net reduction shall have been effected in the number of outstanding shares of the common stock, be proportionately reduced and the exercise price payable per share of common stock subject to the warrant shall be proportionately increased. We may, in our sole discretion, lower the exercise price per share of common stock subject to the warrant at any time prior to the expiration date for a period of not less than 20 days.

In the event of a capital reorganization or reclassification of our common stock, the warrants will be adjusted so that thereafter each warrant holder will be entitled to receive upon exercise the same number and kind of securities that such holder would have received if the warrant had been exercised before the capital reorganization or reclassification of our common stock.

If we merge or consolidate with another corporation, or if we sell our assets as an entirety or substantially as an entirety to another corporation, we will make provisions so that warrantholders will be entitled to receive upon exercise of a warrant the kind and number of securities, cash or other property that would have been received as a result of the transaction by a person who was our stockholder immediately before the transaction and who owned the same number of shares of common stock for which the warrant was exercisable immediately before the transaction. No adjustment to the warrants will be made, however, if a merger or consolidation does not result in any reclassification or change in our outstanding common stock.

Rights as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our common stock, the holder of a warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.

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